

February 8, 2011

Gerry Berg
President
Friendly Auto Dealers, Inc.
4132 South Rainbow Road, Suite 514
Las Vegas, Nevada 89103

> **Re:** **Friendly Auto Dealers, Inc.**
> **Amendment No. 1 to Form Schedule 14C**
> **Filed January 19, 2011**
>
> **Form 10-K**
> **Filed April 15, 2010**
>
> **Amendments No. 1 to Forms 10-Q**
> **Filed January 14, 2011**
> **File No. 333-147560**

Dear Mr. Berg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14C

General

1. It appears no class of your securities is registered under Section 12 of the Exchange Act of 1934, as amended. Please consider placing a prominent paragraph on the cover page or forepart that alerts investors that you are only subject to Section 15(d) of the Exchange Act, and are not subject to the proxy rules, Section 16 reporting and short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules. Clarify that your purported Information Statement is not required to be

filed with the Securities and Exchange Commission and discuss the implications of your voluntary submission of the purported Information Statement.

Form 10-K for the fiscal year ended December 31, 2009

Cover page of Form 10-K

2.   We note your response to comment 9 in our letter dated December 30, 2010. We also note that you have not generated any revenues from operating your business since inception and that your assets are virtually nil. We are not persuaded by your assertions that you are not a "shell company" within the meaning of Rule 12b-2. Your current and historical activities and circumstances demonstrate that you satisfy the definition of "shell company," and you should accordingly amend the cover page of your most recent Form 10-K, checking the box to indicate that you are a shell company. Please revise.

3.   We note that you indicate on the cover page of the Form 10-K that your common stock, $0.001 par value per share, is registered pursuant to Section 12(b) of the Exchange Act, but you also indicate that your common stock is not registered on a national securities exchange. Please advise and, as appropriate, amend the cover page.

4.   We note that you have checked the box on the cover page indicating that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. However, you filed a Form S-8 Registration Statement on March 13, 2009 incorporating future filings pursuant to Section 15(d) of the Exchange Act and containing an undertaking to remove from registration any of the securities remaining unsold at the end of the offering. You have not filed a post-effective amendment to this Form S-8 for the purpose of removing unsold securities. Additionally, please note that the filing of Form 10-K on May 12, 2009 and April 15, 2010 served as post-effective amendments to the Form S-8 registration statement which amended Form S-8 and was effective automatically upon filing of each of those Form 10-Ks.   As a consequence of the automatic effectiveness of that post-effective amendment to your Form S-8s, it appears that you are subject to Section 15(d) of the Exchange Act which states that the duty to file periodic reports under Section 15(d) of the Exchange Act shall be automatically suspended as to any fiscal year if at the beginning of such fiscal year the securities of the applicable class are held by less than 300 persons, other than the fiscal years within which a registration statement became effective. Please amend the cover page to check the box that you are required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Form 10-Qs for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010

5.   We note your response to comment 10 in our letter dated December 30, 2010 as well as your revised Form 10-Q filings. The new Forms 10-Q contain revised Exhibits 31.1 that modify the language of the required certifications. For example, the introductory language to paragraphs four and five vary from the specified language. Additionally,

paragraph 6 is not part of the specified language. Please amend these filings to provide certifications that precisely conform to the text of sub-paragraph (b)(31)(i) of Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Phil Rothenberg at (202) 551-3466 with any questions. If you then require assistance, you may call me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief